UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(D)

of the Securities Exchange Act of 1934

July 14, 2023

Date of report (Date of earliest event reported)

MEI Pharma, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-50484	51-0407811
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11455 El Camino Real, Suite 250 San Diego, California	92130
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (858) 369-7100

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.00000002 par value	MEIP	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter)

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.02.	Termination of a Material Definitive Agreement.

As previously disclosed, on April 13, 2020, MEI Pharma, Inc. (the “Company”) entered into a License, Development and Commercialization Agreement (the “Original Agreement”) with Kyowa Kirin Co., Ltd. (formerly known as Kyowa Hakko Kirin Co., Ltd.) (“Kyowa Kirin”), effective as of April 13, 2020 (the “Effective Date”). Pursuant to the terms of the Original Agreement, the Company and Kyowa Kirin had agreed to terminate the License, Development and Commercialization Agreement dated October 31, 2018 (the “JP Agreement”) and to expand the scope of the JP Agreement to collaborate on the development, manufacturing and commercialization of ME-401 globally in accordance with the Original Agreement.

On July 14, 2023, the Company and Kyowa Kirin entered into a Termination Agreement (the “Termination Agreement”) to mutually terminate the Original Agreement, effective July 14, 2023, and all other related agreements between the parties. Pursuant to the Termination Agreement:

•

the Company regained full, global rights to develop, manufacture and commercialize ME-401, subject to Kyowa Kirin’s limited rights to use ME-401 for “compassionate use” (as more specifically defined in the Termination Agreement) in certain expanded access programs for the existing patients who have been enrolled in Japanese clinical trial sponsored by Kyowa Kirin until November 30, 2027 and for which Kyowa Kirin is fully liable;

•	each party released the other party from any and all claims, demands, etc. arising from the Original Agreement, excluding certain surviving claims; and

•	the Company is obligated to deliver a discrete quantity of materials to facilitate Kyowa Kirin’s activities.

The foregoing description of the terms of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference and attached hereto as Exhibit 10.1.

Item 8.01.	Other Events

On July 19, 2023, the Company issued a press release reminding shareholders to vote FOR the pending transaction with Infinity Pharmaceuticals, Inc. (Nasdaq: INFI) in connection with the Company’s special meeting on July 23, 2023.

The press release is included herein as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1*	Termination Agreement, by and between MEI Pharma, Inc. and Kyowa Kirin Co., Ltd. (formerly known as Kyowa Hakko Kirin Co., Ltd.) dated as of July 14, 2023

99.1	Press Release of the Company dated July 19, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MEI PHARMA, INC.

Date: July 19, 2023	By:	/s/ David M. Urso
David M. Urso
Chief Executive Officer

Exhibit 10.1

Certain identified information has been excluded from this Exhibit 10.1 because it is both not material and would likely cause competitive harm to MEI Pharma, Inc. if publicly disclosed. The redacted portions are marked as [*CONFIDENTIAL*].

Execution Version

Termination Agreement

This Termination Agreement (this “Termination Agreement”) is made and entered into effective as of July 14, 2023 (“Termination Effective Date”), by and between MEI Pharma, Inc., a Delaware corporation having an office at 11455 El Camino Real, STE 250, San Diego, CA 92130 (“MEI”) and Kyowa Kirin Co., Ltd. (formerly known as Kyowa Hakko Kirin Co., Ltd.), a Japanese corporation having an office at 1-9-2 Otemachi, Chiyoda-ku, Tokyo 100-0004, Japan (“KKC”). MEI and KKC are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

WITNESSETH

WHEREAS, the Parties have entered into the LICENSE, DEVELOPMENT AND COMMERCIALIZATION AGREEMENT dated April 13, 2020, as amended to date (the “Original Agreement”); and

WHEREAS, the Parties desire to terminate the Original Agreement by mutual consent in accordance with this Termination Agreement.

NOW THEREFORE, in consideration of the foregoing premises and the mutual promises, covenants and conditions contained in this Termination Agreement, and for other good and valuable consideration, receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	Definition. Capitalized terms not otherwise defined in this Termination Agreement shall have the same meaning as in the Original Agreement.

2.	Agreement to Termination of the Original Agreement.

(a)

The Parties hereby agree that the Original Agreement shall be terminated in its entirety as of the Termination Effective Date, subject to the terms and conditions of this Termination Agreement; provided that, each Party will perform the applicable on-going obligations described in Exhibit A (the “On-Going Activities”) and, in addition to those provisions of the Original Agreement which survive in accordance with Section 3 of this Termination Agreement below, the following provisions of the Original Agreement shall survive and apply solely to the On-Going Activities until the date of completion of the On-Going Activities (such date, on an On-Going Activity-by-On-Going Activity basis, the “On-Going Activities Completion Date”)[: Sections 1 (to the extent necessary to give effect to other surviving provisions),

3.1 and 3.2 (subject to Section 3(b) of this Termination Agreement), 3.3, 4.1(e), 5.1(c), 7.2(c)(ii), 7.2(d), 8.3-8.6 (inclusive), 14 (but not Section 14.1)].

(b)

The Parties hereby confirm that the Data Transfer Agreement dated November 10, 2022 (“Data Transfer Agreement”) shall be hereby terminated as of the Termination Effective Date in its entirety and notwithstanding anything to the contrary therein, and the Parties acknowledge and agree that this Termination Agreement amends the Data Transfer Agreement, but it does not amend, modify or repeal any of the surviving obligations in the Data Transfer Agreement that are by their nature intended to survive. In particular, Schedule 1 (the “European Processing Terms”) of the Data Transfer Agreement shall survive for any personal data sets covered by it that MEI and KKC continue to control jointly according to Article 26 GDPR and pursuant to Section 3 of this Agreement. In addition, as of the Termination Effective Date, KKC hereby revokes the Power of Attorney dated November 10, 2022 which is attached as Exhibit B.

3.	Effect of Termination; On-Going Activities.

(a)

Each Party hereby confirms that it shall comply with Section 11.5 of the Original Agreement; provided, however, that, notwithstanding Section 11.5 of the Original Agreement, Sections 11.3, and 11.4 of the Original Agreement shall not survive the Termination Effective Date. For clarity, Sections 11.3, 11.4, and 14.1 of the Original Agreement are not applied, and shall be of no force or effect. Further, the Parties hereby confirm that Sections 4.2(c), 4.4, 5.3 and 6.3 of the Original Agreement shall not survive the termination of the Original Agreement because any amounts which the foregoing Sections are applicable to have not become due or accrued as of the Termination Effective Date and, KKC shall ensure that any such amounts will not become due or accrued after the Termination Effective Date.

(b)	Notwithstanding anything to the contrary in the Original Agreement, as of the Termination Effective Date:

(i)

any licenses granted to KKC (with the right to grant Sublicenses) under Section 3.1 of the Original Agreement shall become non-exclusive and terminate except to the extent necessary to perform any On-Going Activities (and shall terminate conclusively upon the On-Going Activities Completion Date), and KKC shall immediately cease all use of and activities with respect to MEI Technology except to the extent necessary to perform any On-Going Activities. All sublicenses granted by KKC to Affiliates or Sublicensees under the Original Agreement shall immediately terminate except to the extent necessary to perform any On-Going Activities;

(ii)

any licenses granted to MEI (with the right to grant Sublicenses) under Section 3.2 of the Original Agreement shall become non-exclusive and terminate except to the extent necessary to perform any On-Going Activities (and shall terminate conclusively upon the On-Going Activities Completion Date), and MEI shall immediately cease all use of and activities with respect to KKC Technology except to the extent necessary to perform any On-Going Activities. All sublicenses granted by MEI to Affiliates or Sublicensees under the Original Agreement shall immediately terminate except to the extent necessary to perform any On-Going Activities; and

(iii)

KKC shall be responsible and liable, as between the Parties, for all elements of any clinical trials conducted by KKC, including any trials or continuing obligations ongoing as of the Termination Effective Date with respect to Compassionate Use, and, subject to Section 13.3 of the Original Agreement, KKC shall indemnify and hold MEI Indemnitees harmless from and against any Claims against them to the extent arising or resulting from the Compassionate Use.

4.

Data. As of the Termination Effective Date, notwithstanding Section 9.1 of the Original Agreement, (a) all data generated in connection with any Development, Manufacturing, Commercialization or Packaging activities with respect to any Compound or Product in the U.S. Global Study under the Original Agreement, including, without limitation, trial master file (TMF), non-clinical study data and non-clinical study report generated by MEI, clinical study report (CSR) and any other Regulatory Data in relation to the U.S. Global Study, shall be solely owned by MEI and deemed as MEI’s Confidential Information (“MEI Data”) and (b) all data generated in connection with any Development, Manufacturing, Commercialization or Packaging activities with respect to any Compound or Product in Clinical Studies in Japan under the Original Agreement (other than data generated under the U.S. Global Study which is subject to the foregoing clause 4(a)), including, without limitation, TMF, non-clinical study data and non-clinical study report generated by KKC, CSR and any other Regulatory Data in relation to Clinical Study in Japan, shall be solely owned by KKC and deemed as KKC’s Confidential Information (“KKC Data”). Notwithstanding the foregoing, KKC agrees to promptly provide MEI with copies of all raw data in “SAS file” format for the Clinical Studies conducted in Japan. Each of MEI and KKC represents and warrants that it has not breached or violated any applicable data protection laws as of the Termination Effective Date with respect to data for which both MEI and KKC were deemed to be the joint data controller under applicable data protections laws prior to the Termination Effective Date (“Data Warranties”). Subject to Section 13.3 of the Original Agreement, each Party shall indemnify and hold the other Party’s indemnitees (i.e., the KKC Indemnitees and MEI

Indemnitees, as applicable) harmless from any and all Claims against them to the extent arising out of (i) a breach of the Data Warranties or (ii) KKC’s use or processing of the MEI Data (with respect to KKC as the Indemnifying Party) or MEI’s use or processing of the KKC Data (with respect to MEI as the Indemnifying Party).

5.	Inventions. The Parties hereby acknowledge and agree that, as of the Termination Effective Date, no Inventions have arisen under the Original Agreement.

6.

Pharmacovigilance. Notwithstanding Section 2.4 of the Amended and Restated Safety Data Exchange Agreement dated July 17th, 2020, as amended to date (“Pharmacovigilance Agreement”), the Parties hereby agree that Pharmacovigilance Agreement shall be hereby terminated as of the Termination Effective Date in its entirety and notwithstanding anything to the contrary therein that would purport to otherwise survive.

7.

Return of Confidential Information. After the latest of the On-Going Activities Completion Date, the Receiving Party shall return to the Disclosing Party or destroy, at the Disclosing Party’s election, all Confidential Information of the Disclosing Party, including all copies thereof and all materials, substances and compositions delivered or provided by the Disclosing Party to the Receiving Party, provided that the Receiving Party shall have the right to retain one (1) copy thereof, which may be retained by the Receiving Party solely for legal archiving purposes, provided further that, each Party shall have no obligation to return to the other Party or destroy Confidential Information of both Parties.

8.

Publication. Notwithstanding Sections 10.4 and 11.5 of the Original Agreement, (a) KKC shall have the right to publicly present or publish on (i) results of the “ME-401-K01” and “ME-401-K02” Study and (ii) results of any nonclinical study conducted by KKC under each Development Plan prior to the Termination Effective Date, subject to prior review by MEI, and (b) subject to the foregoing (a), MEI shall, as between the Parties, have the sole right to publicly present or publish results of studies carried out under the Original Agreement and information that otherwise pertains to the Product. Notwithstanding the foregoing, MEI shall not have the right to publish or present KKC’s Confidential Information without KKC’s prior written consent, and KKC shall not have the right to publish or present MEI’s Confidential Information without MEI’s prior written consent, in each case with reference to Confidential Information as of the Termination Effective Date. Each Party agrees to acknowledge the contributions of the other Party, and the employees of the other Party, in all publications as scientifically appropriate.

9.	Cost Sharing.

(a)

Unless otherwise agreed between the Parties in writing, including as set forth in Section 9(b) of this Termination Agreement, the Parties hereby acknowledge and agree that (i) any costs and expenses which are incurred under the Original Agreement prior to the Termination Effective Date shall be processed in accordance with applicable provisions of the Original Agreement, including Sections 4.1(e), 5.1(c) and 6.1(c) of the Original Agreement and (ii) Sections 4.1(e), 5.1(c) and 6.1(c) of the Original Agreement shall apply mutatis mutandis to any costs and expenses which are incurred with respect to any On-Going Activities, including applicable remaining Development activities until the Compassionate Use End Date after the Termination Effective Date.

(b)	Notwithstanding Section 9(a) of this Termination Agreement, unless otherwise separately agreed between the Parties;

(i)

KKC shall solely bear (x) any costs and expenses arising from any activities that MEI has no obligation to conduct under the Original Agreement but has been conducted by MEI due to KKC’s request, since December 6, 2022, including any costs and expenses arising from any activities that MEI has conducted to Develop the Compound and Product in the Field in Japan and (y) any costs and expenses which will be incurred by MEI in connection with Compassionate Use (as defined below) by KKC under this Termination Agreement after the Termination Effective Date; and

(ii)

MEI shall solely bear (x) any costs and expenses arising from any activities that KKC has no obligation to conduct under the Original Agreement but has been conducted by KKC due to MEI’s request, since December 6, 2022 and (y) any costs and expenses arising in connection with any activities that MEI has no obligation to conduct under the Original Agreement but has been conducted by MEI for MEI’s business purpose, since December 6, 2022.

(c)	For transparency purposes, the estimated costs are outlined in Exhibit D.

10.

Compassionate Use. KKC wishes, and MEI hereby consents, to create a Compassionate Use program (as defined below). Notwithstanding anything to the contrary in the Original Agreement and without limiting Section 2(a) of this Termination Agreement, during the time period starting from the Termination Effective Date and ending on the earlier of (a) the date of completion for Compassionate Use (as defined below) or (b) November 30, 2027 (“Compassionate Use End Date”), MEI hereby grants to KKC an non-exclusive and royalty-free license under the MEI Technology to Package, have Packaged, transfer, have transferred and use Compound and Product in the Field to the extent necessary for the Compassionate Use. Upon KKC’s reasonable request, MEI shall provide KKC with information in relation to the Product set forth in Exhibit C solely to the extent necessary for the Compassionate Use. After the Compassionate Use End Date, KKC shall (i) immediately cease to use the Product for Compassionate Use and proceed necessary procedures to close the IND for Compassionate Use, including submission of a development cancellation notice for the Clinical Trial in Japan to PMDA, and (ii) destroy any remaining inventory of Product in accordance with Applicable Laws. In this Termination Agreement, “Compassionate Use” means the use of a Product in accordance with Applicable Laws under compassionate use in expanded access programs to treat the patients who participated as subjects in Study “ME-401-K01,” and “ME-401-K02”. For clarity, nothing in this Termination Agreement shall oblige KKC to perform Compassionate Use.

11.

Supply of Bulk Pharmaceuticals of Product. Solely for use in performing Compassionate Use, and under the license granted to KKC under Section 10 of this Termination Agreement, MEI shall provide a one-time supply of 57,000 bulk capsules of Product in bulk pharmaceutical form (“Bulk Product”) to KKC “as-is”. The Parties hereby agree that the Amended and Restated Clinical Supply Agreement dated July 28, 2020, as amended to date (“Clinical Supply Agreement”), and the Restated Clinical Quality Agreement dated August 17, 2020, as amended to date (“Clinical Quality Agreement”), shall be hereby terminated as of the Termination Effective Date in their entirety and notwithstanding anything to the contrary therein that would purport to otherwise survive (the Parties acknowledge and agree that this Termination Agreement amends the Clinical Supply Agreement and Clinical Quality Agreement with respect to any surviving obligations, which, for clarity, shall not survive), and KKC acknowledges and agrees to take full responsibility for all such Bulk Product provided to KKC, including any and all obligations that would have been in effect under the terminated Clinical Quality Agreement and any product liability claims.

12.	Mutual Release.

(a)

Each Party, for itself and its past and present Affiliates, their respective successors and assigns, and the directors, officers, employees, shareholders, members, partners and other equity owners and holders and representatives of each of the foregoing (collectively, the “Releasors”), does hereby remise, release and forever discharge the other Party, the past and present Affiliates of such other Party, their respective successors and assigns, and the directors, officers, employees, shareholders, members, partners and other equity owners and holders and representatives of each of the foregoing (collectively, the “Releasees”), of and from any and all causes of action, actions, suits, damages, losses, liabilities, costs, expenses, fees, invoices, accounts receivable, interest, indebtedness, obligations, liens, claims and demands of whatever kind, known or unknown, foreseeable or unforeseeable, liquidated or unliquidated, in law or in equity, which the Releasors ever had, now have or hereafter can, shall or may have against the Releasees, for, by reason of, or arising out of, any performance, breach or alleged breach of the Original Agreement to and including the Termination Effective Date; provided, however, that this release does not, and shall not be construed to, apply to any Surviving Claims (defined below).

(b)

As used herein, the term “Surviving Claims” means any causes of action, actions, suits, damages, losses, liabilities, costs, expenses, fees, invoices, accounts receivable, interest, indebtedness, obligations, liens, claims and demands arising out of any of the provisions of the Original Agreement which survive the termination of the Original Agreement pursuant to Section 3 of this Termination Agreement, including arising out of any breach of, or any other failure to observe or perform, any of such surviving provisions of the Original Agreement, but only with respect to such breaches or failures that occur after the Termination Effective Date. For clarity, any claims related to the Compassionate Use for which KKC is liable hereunder are Surviving Claims to the extent applicable.

(c)

Each Party, for itself and its other Releasors, represents and warrants that no Releasor has assigned or transferred, or purported to assign or transfer, voluntarily, involuntarily, or by operation of law, any claim herein released or any part or portion thereof.

(d)

Each Party, for itself and its other Releasors, covenants and agrees never to commence, prosecute, or cause, permit, or advise to be commenced or prosecuted on behalf of any of the Releasors, any action, suit or proceeding based upon any claim or other matter herein released or any part or portion thereof.

(e)	For clarity, this Section 12 is not intended to release claims arising in connection with this Termination Agreement or the Compassionate Use.

13.

Public Announcements. No public announcement or statements (including presentations to investor meetings and customer updates) concerning the existence of or terms of this Termination Agreement or the Original Agreement shall be made, either directly or indirectly, by either Party or its Affiliates, without first obtaining the written approval of the other Party and agreement on the nature, text and timing of such announcement or disclosure; provided that, each Party shall have the right to make such public announcement or other disclosure as may be required by Applicable Law or stock exchange listing requirement (including, for clarity, disclosing to the public that the Original Agreement has been terminated and answering any questions received with respect thereto).

14.	Governing Law. This Termination Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to any rules of conflict of laws with the exception of sections 5-1401 and 5-1402 of New York General Obligations Law.

15.

Entire Agreement. This Termination Agreement, together with the Exhibits hereto which are incorporated herein by reference, and the terms of the Original Agreement that expressly continue to apply to the Parties in accordance with this Termination Agreement, contains the complete and entire understanding of the Parties with respect to the subject matter hereof and supersedes any prior negotiations, agreements, and understandings between the Parties with respect to such subject matter. Each Party specifically acknowledges that the other Party has made no representations or promises (written or oral) inducing execution of this Termination Agreement other than those specifically stated herein. This Termination Agreement may be amended, or any term hereof modified, only by a written instrument duly executed by authorized representatives of each of the Parties.

16.

Relationship Between the Parties. The Parties’ relationship with one another, as established by this Termination Agreement, is solely that of independent contractors. This Termination Agreement does not create any partnership, joint venture or similar business relationship between the Parties. Neither Party is a legal representative of the other Party. Neither Party can assume or create any obligation, representation, warranty or guarantee, express or implied, on behalf of the other Party for any purpose whatsoever.

17.

Non-Waiver. The failure of a Party to insist upon strict performance of any provision of this Termination Agreement or to exercise any right arising out of this Termination Agreement shall neither impair that provision or right nor constitute a waiver of that provision or right, in whole or in part, in that instance or in any other instance. Any waiver by a Party of a particular provision or right shall be in writing, shall be as to a particular matter and, if applicable, for a particular period of time and shall be signed by such Party.

18.

Severability. If any one or more of the provisions contained in this Termination Agreement is held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless the absence of the invalidated provision(s) adversely affects the substantive rights of the Parties. The Parties shall in such an instance use their best efforts to replace the invalid, illegal or unenforceable provision(s) with valid, legal and enforceable provision(s) which, insofar as practical, implement the purposes of this Termination Agreement.

19.

Notices. Any notice to be given under this Termination Agreement must be in writing and delivered either (a) in person, (b) by air mail (postage prepaid) requiring return receipt, (c) by overnight courier, or (d) by e-mail with delivery and return receipts requested and confirmation of delivery thereafter, to the Party to be notified at its address(es) given below, or at any address such Party may designate by prior written notice to the other. Notice shall be deemed sufficiently given for all purposes upon the earliest of: (i) the date of actual receipt; (ii) if air mailed, five (5) days after the date of postmark; (iii) if delivered by overnight courier, the next day the overnight courier regularly makes deliveries or (iv) if sent by e-mail, the date of confirmation of receipt.

If to MEI:

MEI Pharma, Inc.

11455 El Camino Real, STE 250

San Diego, CA 92130

Attention: CEO

Email: legalnotices@meipharma.com

If to KKC:

Kyowa Kirin Co., Ltd.

1-9-2 Otemachi, Chiyoda-ku, Tokyo 100-0004, Japan

Attention: Director, Business Development Department

Email: kkcbdcontact.pq@kyowakirin.com

20.

Headings. The captions to the several Articles, Sections and subsections hereof are not a part of this Termination Agreement, but are merely for convenience to assist in locating and reading the several Articles and Sections hereof.

21.

Waiver of Rule of Construction. Each Party has had the opportunity to consult with counsel in connection with the review, drafting and negotiation of this Termination Agreement. Accordingly, the rule of construction that any ambiguity in this Termination Agreement shall be construed against the drafting Party shall not apply.

22.

Interpretation. Except where the context expressly requires otherwise, (a) the use of any gender herein shall be deemed to encompass references to either or both genders, and the use of the singular shall be deemed to include the plural (and vice versa), (b) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, (c) the word “will” shall be construed to have the same meaning and effect as the word “shall”, (d)

any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (e) any reference herein to any person shall be construed to include the person’s successors and assigns, (f) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Termination Agreement in its entirety and not to any particular provision hereof, (g) all references herein to Articles, Sections, or Schedules shall be construed to refer to Articles, Sections, or Schedules of this Termination Agreement, and references to this Termination Agreement include all Schedules hereto, (h) the word “notice” means notice in writing (whether or not specifically stated) and shall include notices, consents, approvals and other written communications contemplated under this Termination Agreement, (i) provisions that require that a Party, the Parties or any committee hereunder “agree”, “consent” or “approve” or the like shall require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, approved minutes or otherwise (but excluding electronic mail and instant messaging), (j) references to any specific law, rule or regulation, or article, section or other division thereof, shall be deemed to include the then-current amendments thereto or any replacement or successor law, rule or regulation thereof, and (k) the terms “or” and “and/or” shall be interpreted in the inclusive sense commonly associated with the term “and/or”.

23.

English Language. This Termination Agreement has been prepared in the English language, and the English language shall control its interpretation. In addition, all notices required or permitted to be given hereunder, and all written, electronic, oral or other communications between the Parties regarding this Termination Agreement shall be in the English language.

24.

Counterparts. This Termination Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Each Party shall prepare such counterpart by electronically transmitting a signed copy of this Termination Agreement (e.g., by portable document format), which counterpart shall be deemed an original and fully valid and binding on the Party whose name is contained therein. Without limitation to the foregoing, each Party agrees to, as soon as reasonably practicable, execute and deliver to the other Party physical signed copies of this Termination Agreement upon request by the other Party.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Termination Agreement to be executed by their duly authorized representatives as of the Termination Effective Date.

MEI PHARMA, INC.		KYOWA KIRIN CO., LTD.

By:	/s/ David Urso	By:	/s/ Tetsuya Hagiwara
Name:	David Urso	Name:	Tetsuya Hagiwara, PhD
Title:	President and Chief Executive Officer	Title:	Vice President, Head of Business Development Department, Strategy Division
Date:	7/14/2023	Date:	7/14/2023

EXHIBIT A
On-Going Activities

[FOUR PAGES HAVE BEEN REDACTED]

[*CONFIDENTIAL*]

EXHIBIT B

Power of Attorney

Power of Attorney

RE:	Protocol Number: ME-401-004
Study Drug: ME-401 or Zandelisib
Protocol Title: “A Phase 3, Randomized, Open-Label, Controlled, Multicenter Study of Zandelisib
(ME-401) in Combination with Rituximab Versus Standard Immunochemotherapy in Patients
with Relapsed Indolent Non-Hodgkin’s Lymphoma (iNHL) – The COASTAL Study” (the “Study”)

Kyowa Kirin Co. Ltd. with its registered office at 1-9-2 Otemachi, Chiyoda-ku, Tokyo 100-0004, Japan, acting on its own behalf and as agent for each KKC affiliate, (“KKC”) hereby authorizes MEI Pharma, Inc. with its registered address at 11455 EI Camino Real, Suite 250, San Diego, CA 92130 (“Sponsor”), the regulatory sponsor of the Study, to act and sign certain documents in furtherance of the clinical study activities of this Study, as further particularized below.

Sponsor is authorized, on behalf of KKC, to prepare, review, negotiate and execute any data processing agreements, joint controller agreements and/or standard contractual clauses for compliance with GDPR or other applicable date protection laws (each an “Agreement”) with clinical sites, investigators and other related entities participating in the Study in the EEA, United Kingdom and Switzerland (each such entity being an “Investigator”) strictly in accordance with and as permitted under the Data Transfer Agreement between the parties.

Sponsor and KKC have agreed that they are joint controllers of the personal data arising from the Study.

This Power of Attorney shall remain in full force and effect throughout the duration of the Study unless earlier revoked in writing by KKC. This Power of Attorney cannot be transferred or assigned by Sponsor to any other person or entity.

This Power of Attorney shall be interpreted comprehensively to effectuate the purpose for which it was granted.

Should any individual provision(s) of this Power of Attorney be invalid, this shall not affect its remaining provisions.

This Power of Attorney is subject to the law of the Netherlands.

KYOWA KIRIN CO. LTD.

Signature:	/s/ Yoshifumi Torii
Name:	Yoshifumi Torii, Ph.D.

Title:	Executive Officer, Vice President, Head, R&D Division

Date:	10/Nov/2022

TK-858138.5

EXHIBIT C

MEI Information

Final clinical study report synopsis (CSR including TLFs or SAP) and datasets of 002, 003, 004 and 010 Studies of U.S. Global Study

Exhibit D

Estimated Costs

[ONE PAGE HAS BEEN REDACTED]

[*CONFIDENTIAL*]

Exhibit 99.1

MEI Pharma Reminds Shareholders to Vote Today FOR the Infinity Transaction

SAN DIEGO, July 19, 2023 – MEI Pharma, Inc. (NASDAQ: MEIP) (the “Company”) today reminded shareholders to vote FOR the pending transaction with Infinity Pharmaceuticals, Inc. (Nasdaq: INFI) (“Infinity”) in connection with the Company’s special meeting on July 23, 2023.

MEI issued the following statement:

Our shareholders have the opportunity to shape the future of their MEI investment. By voting FOR the Infinity transaction today, you have the opportunity to participate in the upside potential of a combined company with:

✓	a diversified therapeutic pipeline;

✓	a team that brings clinical development and regulatory expertise; and

✓	the capabilities and resources to develop new oncology therapeutics for the benefit of patients.

Together with Infinity, we are creating opportunities for shareholders to benefit from a combined company that is well capitalized to advance three differentiated clinical-stage therapeutic development pipelines, as well as near-term value creation from upcoming data that is expected to be released over the next approximate 6-24 months.

Don’t miss out. Independent leading proxy advisory firms ISS and Glass Lewis both recognize the strategic benefits of the transaction and recommend shareholders vote FOR the Infinity transaction. In fact, as recently as July 14, 2023, ISS reiterated its recommendation.

We encourage you to vote FOR the transaction and participate in the upside potential of a combined company that is poised to create value for shareholders and deliver improved therapeutic options for patients.

YOUR VOTE IS IMPORTANT!

VOTE “FOR” THE TRANSACTION WITH INFINITY PHARMACEUTICALS TODAY

The record date for shareholders entitled to vote at the special meeting remains the close of business on May 24, 2023.

Shareholders who have questions or need assistance voting your shares, please contact Alliance Advisors, MEI’s proxy solicitor:

Alliance Advisors, LLC

200 Broadacres Drive, 3rd Floor

Bloomfield, NJ 07003

+1 (888) 511-2635

Email: MEIP@allianceadvisors.com

Stifel is serving as financial advisor to MEI Pharma and Morgan Lewis is serving as legal counsel.

About MEI Pharma

MEI Pharma, Inc. (Nasdaq: MEIP) is a pharmaceutical company focused on developing potential new therapies for cancer. MEI Pharma’s portfolio of drug candidates includes clinical stage candidates with differentiated mechanisms of action intended to address unmet medical needs and deliver improved benefit to patients, either as standalone treatments or in combination with other therapeutic options. For more information, please visit www.meipharma.com. Follow us on Twitter @MEI_Pharma and on LinkedIn.

Important Information about the Merger and Where to Find It

This communication relates to a proposed transaction between Infinity and the Company. In connection with the proposed merger, the Company filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of the Company and Infinity (the “Joint Proxy Statement/Prospectus) that also constitutes a prospectus of the Company. The registration statement on Form S-4 was declared effective by the SEC on June 6, 2023. The Company and Infinity have each filed and mailed the Joint Proxy Statement/Prospectus to their respective shareholders. INVESTORS AND THE COMPANY’S AND INFINITY’S RESPECTIVE SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF THE COMPANY AND INFINITY WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. Investors and shareholders may obtain a free copy of the Joint Proxy Statement/Prospectus and other documents containing important information about the Company and Infinity from the SEC’s website at www.sec.gov. The Company and Infinity make available free of charge at www.meipharma.com and www.infi.com, respectively (in the “Investors” and “Investors/Media” sections, respectively), copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

The Company, Infinity and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and Infinity in connection with the proposed merger. Securityholders may obtain information regarding the names, affiliations and interests of the Company’s and Infinity’s directors and executive officers in the Joint Proxy Statement/Prospectus which may be obtained free of charge from the SEC’s website at www.sec.gov, the Company’s investor website at https://www.meipharma.com/investors and Infinity’s investor website at https://investors.infi.com/.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations of the management of the Company and Infinity that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding: the expected timing of the closing of the proposed merger; the ability of the parties to complete the proposed merger considering the various closing conditions; the expected benefits of the proposed merger, including estimations of anticipated cost savings and cash runway; the competitive ability and position of the combined company; the potential, safety, efficacy, and regulatory and clinical progress of the combined company’s product candidates, including the anticipated timing for initiation of clinical trials and release of clinical trial data and the expectations surrounding potential regulatory submissions, approvals and timing thereof; the sufficiency of the combined company’s cash, cash equivalents and short-term investments to fund operations; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from the Company’s and Infinity’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed merger may not be completed in a timely manner or at all, which may adversely affect the Company’s and Infinity’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed merger and the potential failure to satisfy the conditions to the consummation of the proposed merger, including obtaining shareholder and regulatory approvals; (iii) the proposed merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed merger on the ability of the Company or Infinity to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Infinity does business, or on the Company’s or Infinity’s operating results and business generally; (v) the Company’s or Infinity’s respective businesses may suffer as a result of uncertainty surrounding the proposed merger and disruption of management’s attention due to the proposed merger; (vi) the outcome of any legal proceedings related to the proposed merger or otherwise, or the impact of the proposed merger thereupon; (vii) the Company or Infinity may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed merger; (ix) restrictions during the pendency of the proposed merger that may impact the Company’s or Infinity’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that the Company or Infinity may be unable to obtain governmental and regulatory approvals required for the proposed merger, or that required governmental and regulatory approvals may delay the consummation of the proposed merger or result in the imposition of conditions that could reduce the anticipated benefits from the proposed merger or cause the parties to abandon the proposed merger; (xi) risks that the anticipated benefits of the proposed merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the Company shares to be issued in the proposed merger; (xiv) the risk that integration of the proposed merger post-closing may not occur as anticipated or the combined company may not be able to achieve the benefits expected from the proposed merger, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations, as well as fluctuations in the market price of the Company’s and Infinity’s traded securities; (xvi) the impact of the COVID-19 pandemic on the Company’s and Infinity’s industry and individual companies, including on counterparties, the supply chain, the execution of clinical development programs, access to financing and the allocation of government resources; (xvii) final data from pre-clinical studies and completed clinical trials may differ materially from reported interim data from ongoing studies and trials; (xviii) costs and delays in the development and/or U.S. Food and Drug Administration (“FDA”) approval, or the failure to obtain such approval, of the combined company’s product candidates; (xix) regulatory authorities may not agree with the design or results of clinical studies and as a result future clinical studies may be subject to holds; (xx) uncertainties or differences in interpretation in clinical trial results; (xxi) the combined company’s inability to maintain or enter into, and the risks resulting from dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any product candidates; and (xxii) the ability of the Company or Infinity to protect and enforce intellectual property rights; and (xxiii) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as the Company’s and Infinity’s response to any of the aforementioned factors. Additional factors that may affect the future results of the Company and Infinity are set forth in their respective filings with the SEC, including the section entitled “Risk Factors” in the Registration Statement on Form S-4 that was declared effective by the SEC on June 6, 2023 and each of the Company’s and Infinity’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2022 in Part I, Item 1A, “Risk Factors,” and Infinity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, in Part I, Item 1A, “Risk

Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning the Company and Infinity and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this filing. While the Company and Infinity may elect to update such forward-looking statements at some point in the future, they disclaim any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.

Contacts

David A. Walsey

858-369-7104

investor@meipharma.com

Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher / Aaron Palash

212-355-4449

MEIP-jf@joelefrank.com